UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Skyworks Solutions, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83088M102
              -----------------------------------------------------
                                 (CUSIP Number)

                              Conexant Systems, Inc.
                               4311 Jamboree Road
                          Newport Beach, CA 92660-3095
                       Attention: Dennis E. O'Reilly, Esq.
                         Senior Vice President, General
                              Counsel and Secretary
                                 (949) 483-4600

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                        Attention: Peter R. Kolyer, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 12, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No. 83088M102                                           Page 2 of 8 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Conexant Systems, Inc.        25-1799439


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                      (b)  |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO


5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


       NUMBER OF         7    SOLE VOTING POWER
                              7,272,857*
        SHARES

     BENEFICIALLY        8    SHARED VOTING POWER
                              0
       OWNED BY

         EACH            9    SOLE DISPOSITIVE POWER
                              7,272,857*
       REPORTING

        PERSON           10   SHARED DISPOSITIVE POWER
                              0
         WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,272,857


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.02%


14   TYPE OF REPORTING PERSON
     CO


*464,991 shares of common stock of Skyworks Solutions, Inc. are being held by Conexant Systems, Inc. to satisfy its obligations to deliver Conexant shares under outstanding performance share awards held by Conexant employees.

CUSIP NO. 83088M102               SCHEDULE 13D                Page 3 of 8 Pages


Item 1.   Security and Issuer.
          -------------------

               This statement relates to the common stock, $0.25 par value (the "Common Stock"), of Skyworks Solutions, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 20 Sylvan Road, Woburn, Massachusetts 01801.


Item 2.   Identity and Background.
          -----------------------

               This statement is being filed by Conexant Systems, Inc., a Delaware corporation ("Conexant"). Conexant designs, develops and sells semiconductor system solutions for communications applications. Conexant's principal executive office is located at 4311 Jamboree Road, Newport Beach, California 92660-3095. During the last five years, Conexant has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

               On June 25, 2002, Conexant completed the spin-off (the "Spin-Off") of its wholly-owned subsidiary, Washington Sub, Inc. ("Washington"), which was immediately followed by the merger (the "Merger") of Washington with and into Alpha Industries, Inc. ("Alpha"). Effective June 26, 2002, Alpha changed its name to Skyworks Solutions, Inc. In the Spin-Off, Conexant retained approximately 1.4 million shares of Washington to satisfy

CUSIP NO. 83088M102               SCHEDULE 13D                Page 4 of 8 Pages


certain obligations to employees participating in its Performance Share Plan. In the Merger, in exchange for its Washington shares, Conexant received 0.351 shares of Common Stock for each Washington share held, or approximately 490,000 shares of Common Stock. Of this amount, Conexant currently holds 464,991 shares of Common Stock (the "Performance Plan Shares").

               On November 6, 2002, the Company repaid $150 million of its outstanding promissory notes payable to Conexant (the "Promissory Notes") through a combination of cash and the issuance to Conexant of a 15% Convertible Senior Subordinated Note due June 30, 2005 in the aggregate principal amount of $45 million (the "Note"). The Promissory Notes were issued to Conexant as consideration for the sale of an assembly and test facility and certain related assets by Conexant to the Company immediately following the Spin-off and the Merger. The Note is convertible into Common Stock at an initial conversion price of $7.87, subject to adjustment in the event that the ten-day average closing price of the Common Stock immediately prior to the conversion date is less than $7.87, provided that in no event will the Note be convertible into more than 7,147,395 shares of Common Stock. As a result, the number of shares of Common Stock into which the Note is convertible and Conexant's percentage beneficial ownership of the outstanding Common Stock may fluctuate with the market price of the Common Stock, including above or below the 5% threshold for reporting on
Schedule 13D.


Item 4.   Purpose of Transaction.
          ----------------------

               In the Spin-off and the Merger, Conexant retained the Performance Plan Shares to satisfy its obligations under its 2001 Performance Share Plan (the "Plan"). Pursuant

CUSIP NO. 83088M102               SCHEDULE 13D                Page 5 of 8 Pages


to the Plan, Conexant granted performance share awards to eligible employees who may receive a fixed number of shares of Conexant common stock or the cash equivalent upon vesting. At the time of the Spin-off and the Merger, certain Conexant employees held outstanding awards under the Plan that were subject to vesting. As a result of the Spin-Off and the Merger, these awards were adjusted to provide that upon vesting, Conexant could satisfy its obligation to deliver shares by delivering both Conexant shares and shares of Common Stock. Conexant retained the Performance Plan Shares to satisfy these awards as they vest.

               The Note was acquired as a result of the refinancing of the Promissory Notes. The Note provides that Conexant may not exercise its right to convert the Note if such conversion would result in Conexant owning at any one time more than 10% of the then outstanding shares of Common Stock.

               Except for the foregoing, Conexant does not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

               Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2002, as of January 24, 2003, there were 138,081,195 shares of Common Stock issued and outstanding. On March 12, 2003, Conexant beneficially owned the Performance Plan Shares, representing 464,991 shares of Common Stock, and the Note, which was convertible into 6,807,866 shares of Common Stock (the "Conversion Shares") based on the ten-day average closing price of the Common Stock immediately preceding March 12, 2003. Assuming conversion of the Note in full on March 12, 2003 Conexant's

CUSIP NO. 83088M102               SCHEDULE 13D                Page 6 of 8 Pages


percentage beneficial ownership would have been approximately 5.02% of the outstanding Common Stock. Conexant has the sole power to vote or dispose of the Performance Plan Shares and the Conversion Shares.

               Except for the delivery of Performance Plan Shares to Conexant employees to satisfy its obligations under outstanding awards under the Plan, Conexant has not engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this statement.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

               The Note has been issued under the Indenture dated as of November 20, 2002 between the Company and Wachovia Bank, National Association, as Trustee. In addition, Conexant and the Company have entered into a Registration Rights Agreement dated as of November 12, 2002, pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the resale of the Note and the shares of Common Stock issuable upon conversion of the Note.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1. Indenture dated as of November 20, 2002 between the Company and Wachovia Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.e to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002.

Exhibit 2. Form of 15% Convertible Senior Subordinated Note Due June 30, 2005 of the Company is incorporated by reference to Exhibit 4.f to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002.

CUSIP NO. 83088M102               SCHEDULE 13D                Page 7 of 8 Pages


Exhibit 3. Registration Rights Agreement dated as of November 12, 2002 between the Company and Conexant is incorporated by reference to
               Exhibit 10.bb to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002.

CUSIP NO. 83088M102               SCHEDULE 13D                Page 8 of 8 Pages


                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 21, 2003                  CONEXANT SYSTEMS, INC.

                                     By: /s/ Dennis E. O'Reilly
                                        --------------------------------------
                                        Dennis E. O'Reilly
                                        Senior Vice President, General Counsel
                                        and Secretary